[redacted]

08026516

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Carlton Capital, Inc.**
Formerly Clayton Dunning and Company

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

48 Wall Street 11th Floor
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Wardi — (212)918-4860
(Area Code – Telephone No.)

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
102

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lester S. Caesar and Company
(Name – *if individual state last, first, middle name*)

462 Seventh Avenue 6th Floor	New York	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Albert Wardi**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Carlton Capital, Inc.** as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- X_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

LESTER S. CAESAR AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AICPA AND NYSSCPA

NEW YORK OFFICE:
462 SEVENTH AVENUE, SIXTH FLOOR
NEW YORK, NEW YORK 10018-7439
TELEPHONE: (212) 752-8377
FACSIMILE: (212) 752-8264

WESTCHESTER OFFICE:
8 ELIZABETH COURT
BRIARCLIFF MANOR, NEW YORK 10510
TELEPHONE: (914) 762-3106
FACSIMILE: (914) 762-3289

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Carlton Capital, Inc.
Formerly Clayton Dunning and Company, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Carlton Capital, Inc., formerly Clayton Dunning and Company, Inc., (a wholly-owned subsidiary of Clayton Dunning Group, Inc.), as of December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carlton Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Lester S. Caesar and Company CPA's.

New York, New York
February 26, 2008

CARLTON CAPITAL , INC.
Formerly Clayton Dunnnig and Company, Inc.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Assets		
Current Assets		
Cash & cash equivalents	$	555
Commissions receivable		10,892
Deposits with clearing organization		100,000
Due from related party		27,516
Total Current Assets		138,962
Furniture and equipment, at cost		
Furniture and equipment		30,242
Less accumulated depreciation		(18,663)
Total furniture and equipment		11,579
Other Assets		
Prepaid Expenses		9,851
Total Other Assets		9,851
Total assets	$	160,392

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	17,512
Accrued taxes		455
Commissions payable		2,608
Total liabilities		20,575
Stockholder's equity		
Common stock, no par value; authorized 1,000 shares		
100 shares issued and outstanding		10,000
Additional paid-in capital		797,708
Accumulated deficit		(667,891)
Total stockholder's equity		139,817
Total liabilities and stockholder's equity	$	160,392

See accompanying notes to financial statements

CARLTON CAPITAL, INC.

Formerly Clayton Dunnnig and Company, Inc.

(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenues:		
Commissions	$	390,398
Investment banking & Administrative fees		175,272
Total revenues		565,670
Expenses:		
Commissions to agents/representatives		289,295
Employee compensation and benefits		40,513
Taxes other than income taxes		3,099
Payroll charges		3,985
Insurance		17,667
Regulatory fees and expenses		2,200
Bank charges and other charges		299
Professional fees		25,355
Office expenses		339
Clearing charges		51,372
Postage and shipping		1,973
Fines & Penalties		21,163
Telephone and internet		2,300
Depreciation		5,962
General & Administrative		39,790
Licenses & Permits		850
Rent		16,562
Utilities		1,686
Internet		1,580
Printing & Reproduction		1,450
Total expenses		527,440
Operating income before income taxes		38,230
Provision for income taxes		455
Net income	$	37,775

See accompanying notes to financial statements

CARLTON CAPITAL, INC.

(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock - No Par Value		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficits	Equity
Balance, December 31, 2006	10,000,000	$ 10,000	$ 797,708	$ (705,666)	$ 102,042
Capital Contribution					0
Net income				37,775	37,775
Balance, December 31, 2007	10,000,000	$ 10,000	$ 797,708	$ (667,891)	$ 139,817

See accompanying notes to financial statements

CARLTON CAPITAL, INC.
Formerly Clayton Dunning and Company, Inc.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 37,775
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	5,962
Changes in assets and liabilities:	
(Increase) decrease in:	
Commissions receivable	(4,445)
Other assets	(7,200)
Prepaid expenses	(9,851)
Increase (decrease) in:	
Commissions payable	(9,992)
Accounts payable and accrued expenses	320
Other payable	(13,000)
Net cash used in operating activities	(430)
Cash flows from financing activities:	
Payment from parent	322
Net cash used in financing activities	322
Net decrease in cash	(108)
Cash, beginning of year	663
Cash, end of year	$ 555
Supplemental cash flow information:	
Cash paid during the year for:	
Interest	-
Income Taxes	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Carlton Capital, Inc. (the "Company") was incorporated in the state of Florida. The Company is a registered broker/dealer, with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., engaged in the business of selling securities and advising clients on investment banking deals.

The Company is a wholly-owned subsidiary of Clayton Dunning Group, Inc. ("parent company") a publicly owned Nevada Corporation.

On June 21, 2007, the Company entered into an agreement whereby the Company repurchased 50,557,518 shares of Voting Common Shares with a par value of $.001 from the majority shareholder of the parent company for consideration of $50,000. The former majority shareholder resigned from the Board of Directors and as an officer of the parent and the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation / Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has previously incurred operating losses and shareholder's deficiencies and will have to obtain additional capital to sustain operations. Management recognizes the need to raise capital to remain viable. The Company has significantly decreased its costs and revenues. Management of the Company is actively implementing a plan to reduce operating expenses, increase commission revenue, and has engaged an outside consultant to assist with this process.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of securities and collecting fees for investment banking deals three months or less to be cash equivalents. There were no cash equivalents at December 31, 2007.

Equipment

Equipment was recorded on the basis of original cost less allowances for depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets of five years.

Revenue Recognition

The Company generates commission income from sales and purchases of securities and earns commission from investment deals on behalf of customers. Commissions are recorded on a trade date basis. The Company also earns revenue from investment banking, financial advisory and consulting which can be transaction oriented or paid periodically. Retainer fees for investment banking, financial advisory and consulting are recognized when earned and generally are received the same day as when the underlying transaction is completed. Investment banking success fees are based on a percentage of the total value of a transaction and are recognized upon completion of such investment banking transaction. If the Company received equity rights as part of an investment banking relationship the receipt of such equity rights would be recorded as income at the then fair value of such equity rights received. To date we have not received equity as part of our compensation. Additional periodic fees from mutual funds based upon the customers investment maintained at such mutual fund would be recorded when earned, although such periodic fees received from mutual fund companies are less than $1,000 per annum.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, approximated fair value as of December 31, 2007.

Income Taxes

The Company files a consolidated federal income tax return and separate returns for state and local purposes with the Parent Company. The company has NOL carry forward of approximately $260,847 There is income tax liability of $455.

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 –RECEIVABLES AND DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $100,000 exists at First Southwest Company.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

The Company clears all of its customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $6,447 receivable from their clearing organizations at December 31, 2007 which consists primarily of the Company's net commissions due from customer trades.

NOTE 4 -RELATED PARTY TRANSACTIONS

The Company has transactions with its parent Clayton Dunning Group, Inc. The Company may sometimes pay expenses on behalf of the Parent. There is currently an intercompany receivable for $27,516 which represents advances paid by the Company on behalf of the parent. The Company anticipates reimbursement at a future date. On July 1, 2007, the Company entered into a rental agreement with its Parent. Rent is $1,000 per month and the term of the lease is on a month to month basis. The Parent may pay certain expenses on behalf of the Company which include rent, regulatory fees, common charges, and other applicable expenses.

NOTE 5 -EQUIPMENT

Equipment consists of the following:

	Estimated Useful Life (Years)	
Computers & Furniture	5	$30,242
Less: accumulated depreciation		(18,633)
		$11,579

Depreciation expense for the year ended December 31, 2007 was $5,962.

NOTE 6 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2007 are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	(260,847)
Less valuation allowance		(260,847)
Net deferred tax assets	$	-

These carry-forwards are subject to possible limitation on annual utilization if there are "equity structural shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code).

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2007:

Tax benefit at federal statutory rate (34%)	$	3,740
Change in valuation allowance		(3,740)
Net income tax benefit	$	-

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $91,327 which was $86,327, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .22 to 1.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating leases: The Company's principal executive office is at 48 Wall Street 11th Floor, New York, NY. The Company has a rental agreement with its Parent, Clayton Dunning Group, Inc. Rent expense for the year is $16,562. Utilities for the year were $1,686. Certain expenses may be shared with the Parent or paid by the Parent for the benefit of the Company.

In a prior year the Company was involved in arbitration. The management's determination was that it was unlikely to be any liability exposure for this arbitration matter. The matter occurred in another brokerage firm and the account subject to the arbitration was transferred into the Company by another broker, who was not employed by the Company.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE 11 – STOCKHOLDERS EQUITY

On October 15, 2004, the Company amended its articles of incorporation to increase the number of authorized shares to 10,000,000.

SUPPLEMENTARY INFORMATION

CARLTON CAPITAL, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Net capital computation:

Total Stockholder's Equity	$	139,817
Deductions and/or charges:		
Non-allowable assets:		
Related party receivable		27,516
Other assets		9,851
Property and equipment		11,579
Total non-allowable assets		48,945
Net capital before haircuts on securities positions		90,872
Haircuts on securities:		
Money market account		-
Total haircuts on securities		-
Net capital		90,872
Required minimum capital		5,000
Excess net capital	$	85,872

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	20,575
Total aggregate indebtedness	$	20,575
Ratio of aggregate indebtedness to net capital		.22 to 1

Reconciliation:

Net capital, per unaudited December 31, 2007 FOCUS report, as filed	$	91,327
Net audit adjustments		(455)
Net capital, per December 31, 2007 audited report, as filed	$	90,872

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through First Southwest Company on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through First Southwest Company on a fully disclosed basis.

LESTER S. CAESAR AND COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
MEMBER OF AICPA AND NYSSCPA

NEW YORK OFFICE:
462 SEVENTH AVENUE, SIXTH FLOOR
NEW YORK, NEW YORK 10018-7439
TELEPHONE: (212) 752-8377
FACSIMILE: (212) 752-8264

WESTCHESTER OFFICE:
8 ELIZABETH COURT
BRIARCLIFF MANOR, NEW YORK 10510
TELEPHONE: (914) 762-3106
FACSIMILE: (914) 762-3289

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Carlton Capital, Inc.
Formerly Clayton Dunning and Company, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Carlton Capital, Inc., formerly Clayton Dunning and Company, Inc., (a wholly owned subsidiary of Clayton Dunning Group, Inc.), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
February 26, 2008

END